

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2019

Thomas Sandgaard
President and Chief Executive Officer
ZYNEX, INC.
9555 Maroon Cir.
Englewood, CO, 80112

      Re: ZYNEX, INC.
          Registration Statement on Form S-3
          Filed March 7, 2019
          File No. 333-230128

Dear Mr. Sandgaard:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Caleb French at 202-551-6947 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Electronics and Machinery

cc: Gregory Sichenzia, Esq.